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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 Schedule 13D



                   Under the Securities Exchange Act of 1934


                               SIPEX Corporation
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                   829909100
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                                (CUSIP Number)


                               Manuel Del Arroz
                               237 Whitney Place
                               Fremont, CA 94539
                                (510) 656-2900
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 21, 1999
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                     (Date of Event which Requires Filing
                              of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following pages)
                                   (Page 1)

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-----------------------------------          -----------------------------------
  CUSIP NO. 829909100                  13D       Page 2
-----------------------------------          -----------------------------------

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      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Manuel Del Arroz


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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS (See Instructions)
 4        PF


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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e) -
                                                                      [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION - U.S.
 6


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                          SOLE VOTING POWER - 3,156,521
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER - 0
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER - 3,156,521
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER - 0
       WITH          10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 3,156,521
 11

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
 12
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 14.4%
 13


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      TYPE OF REPORTING PERSON - IN
 14


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Item 1:   Security and Issuer.
------    -------------------

          Class of Securities:  Common Stock

          Issuer:               SIPEX Corporation ("Issuer")

          Principal Address:    22 Linnell Circle
                                Billerica, MA 01821
                                Telephone: (978) 671-1900

Item 2:   Identity and Background.
------    -----------------------

(a) - (c) The undersigned, Manuel Del Arroz, hereby files this Schedule 13D Statement as an individual. The principal business and office address for the undersigned is 237 Whitney Place, Fremont, CA 94539. The undersigned is employed as the Senior Vice President of Business Development of the Issuer.

(d) - (e) Not applicable.

(f)       The undersigned is a citizen of the United States.

Item 3:   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          The undersigned received the Common Stock of the Issuer upon conversion of shares of Common Stock of Calogic through a reorganization. See
Item 4.

Item 4:   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          On October 21, 1999, SIPEX Corporation (the "Issuer") acquired Calogic through a reorganization. In connection with the reorganization, the Issuer issued 9.565 shares of its Common Stock for each outstanding share of Common Stock of Calogic. The acquisition of the securities of the Issuer was made in connection with the reorganization.

Item 5:   Purpose of Transaction.
------    ----------------------

(a) The undersigned is the beneficial owner of 3,156,521 shares of Common Stock or approximately 14.4% of the Common Stock outstanding.

(b) The undersigned has sole power to direct the vote and/or disposition of the shares held by the undersigned.

(c)       Not applicable.

(d)       Not applicable.

(e)       Not applicable.

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

Item 6:   Contracts, Arrangements, Understandings or Relationships with Respect
------    ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

          Except as set forth below, to the best knowledge of the undersigned, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of Issuer, including, but not limited to, transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

          The undersigned is a party to an Escrow Agreement by and among SIPEX Corporation, a Massachusetts corporation, Calogic, a California corporation, certain security holders of Calogic and State Street Bank and Trust Company, dated as of November 23, 1999 pursuant to which 10% of the undersigned's shares were held in escrow to secure certain obligations under the reorganization agreement.

          The undersigned is a party to an Employment Agreement by and between SIPEX Corporation, a Massachusetts corporation, and the undersigned, dated as of November 23, 1999 pursuant to which the undersigned was granted a non-qualified option to purchase 500,000 shares of Common Stock of SIPEX Corporation.

          The undersigned intends to sell some portion of shares in an orderly manner through regular sales on the market or hedging transactions over the foreseeable future through securities brokers, such as Merrill Lynch.

Item 7:   Material to be Filed as Exhibits.
------    --------------------------------

7.1 Agreement and Plan of Reorganization by and among SIPEX Corporation, a Massachusetts corporation, CAT Acquisition Corporation I, a Delaware corporation and a wholly owned subsidiary of SIPEX Corporation, Calogic, a California corporation and certain shareholders of Calogic, dated October 21, 1999.

7.2 Amendment No. 1 to Agreement and Plan of Reorganization by and among SIPEX Corporation, a Massachusetts corporation, CAT Acquisition Corporation I, a Delaware corporation and a wholly owned subsidiary of SIPEX Corporation, Calogic, a California corporation and certain shareholders of Calogic, dated November 23, 1999.

7.3 Agreement of Merger by and between CAT Acquisition Corporation I, a Delaware corporation, and Calogic, a California corporation, dated as of November 23, 1999.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 14, 2000



By: /s/ Manuel Del Arroz
   ----------------------------
    Manuel Del Arroz

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